Exhibit 99.1

Canadian Solar and PKA Complete a Large Scale Solar Transaction in California

GUELPH, Ontario and HELLERUP, Denmark, October 25, 2018 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, and Pensionskassernes Administration (“PKA”), one of Denmark’s largest pension service providers, today announced Recurrent Energy, LLC (“Recurrent Energy”), a wholly owned subsidiary of Canadian Solar, has finalized a transaction with PKA for its interests in two solar photovoltaic projects.

In a deal valued around 2 billion Danish kroner (US$307 million), PKA will acquire Canadian Solar’s 49 percent passive equity stake in the Garland and Tranquillity solar facilities equivalent to 260 MWp. The transaction is PKA’s first solar investment and was completed following an efficient sales process.

“At PKA we are strongly committed to investing in a greener and more sustainable future while securing good returns for our members. Therefore, we are delighted to partner with Canadian Solar and Recurrent Energy and add yet another green energy investment to our portfolio. This is our first direct investment in solar energy, and it is an important addition to our investments in wind energy and biomass. By 2020 our ambition is to have 10 percent of our total investments allocated to climate related projects equivalent to 30 billion Danish kroner,” said Peter Damgaard Jensen, chief executive officer of PKA.

“As more pension funds find value in utility-scale solar, we are proud to partner with PKA to build upon its energy investments,” said Shawn Qu, chairman and chief executive officer of Canadian Solar. “The Recurrent Energy team continues to develop assets for world class investors that are focused on adding high quality assets to their portfolios. We will continue to partner with likeminded investors across our global pipeline of solar projects.”

The above two projects, developed by Recurrent Energy, reached commercial operation in 2016 with long-term power purchase agreements in place. Southern Power, a leading U.S. wholesale energy provider and subsidiary of Southern Company, through its majority owned subsidiary Southern Power Renewable Partnerships, LLC, owns the 51 percent majority stake. Southern Power will continue to provide asset management services on both projects.

The Tranquillity and Garland facilities are located in Fresno County and Kern County respectively, and together power approximately 100,000 homes. Additional project details are available at recurrentenergy.com/portfolio.

About PKA

PKA is one of the largest pension service providers for labour market pension funds in Denmark. Their 300,000 members work primarily in the public sector. PKA invest approximately DKK 275bn (EUR 36bn) on behalf of their members. PKA has a special focus on investing in projects that help to mitigate the effects of climate change. They have invested approximately DKK 19bn (EUR 2.3bn) in climate-related projects and have currently investments in five offshore wind farms.

About Recurrent Energy

Recurrent Energy is a leading utility-scale solar project developer, delivering competitive, clean electricity to large energy buyers. Based in the U.S., Recurrent Energy is a wholly owned subsidiary of Canadian Solar Inc. and functions as Canadian Solar’s U.S. project development arm. Recurrent Energy has approximately 5 GW of solar projects in development in the U.S. Additional details are available at www.recurrentenergy.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 17 years, Canadian Solar has successfully delivered over 29 GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Canadian Solar’s Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2018. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.